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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 42201

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/03 AND ENDING 6/30/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mewbourne Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3901 S. Broadway
(No. and Street)

Tyler, Texas 75701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roe Buckley (903) 561-2900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 Dallas, Texas 75201
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, J. Roe Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mewbourne Securites, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GLENDA F. KLINE
Notary Public
STATE OF TEXAS
My Comm. Exp. 5-28-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

# Mewbourne Securities, Inc.

**Financial Statements and Supplemental Data**
**with Report of Independent Auditors**
**for the Year ended June 30, 2004**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

## Report of Independent Auditors

To the Board of Directors
Mewbourne Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Mewbourne Securities, Inc. at June 30, 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally excepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 20, 2004

# Mewbourne Securities, Inc.
## Statements of Financial Condition
## For the Year Ended June 30, 2004

| | | 2004 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 46,624 |
| Prepaid expenses | | 355 |
| Other assets | | 1,650 |
| Deferred income taxes | | - |
| Total assets | $ | 48,629 |
| **Liabilities and Stockholder's Equity** | | |
| Accounts payable, affiliate | $ | 8,752 |
| Stockholder's equity: | | |
| Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding | | 10 |
| Additional paid-in capital | | 79,511 |
| Retained deficit | | (39,644) |
| Total stockholder's equity | | 39,877 |
| Total liabilities and stockholder's equity | $ | 48,629 |

The accompanying notes are an integral part of these financial statements.

# Mewbourne Securities, Inc.
## Statements of Operations
## For the Year Ended June 30, 2004

| | | 2004 |
|---|---|---|
| Revenue: | | |
| Interest income | $ | 145 |
| Expense: | | |
| Loss on expired warrants | | 825 |
| Registration fees | | 19,265 |
| Insurance | | 622 |
| Professional services | | 18,412 |
| Office services | | 3,482 |
| Federal income tax expense | | 281 |
| Total expenses | | 42,887 |
| Net loss | $ | (42,742) |

The accompanying notes are an integral part of these financial statements.

## Mewbourne Securities, Inc.
### Statements of Changes in Stockholder's Equity
### For the Year Ended June 30, 2004

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at June 30, 2003 | 1,000 | $ 10 | $ 18,762 | $ 3,098 | $ 21,870 |
| Capital contribution | - | - | 60,749 | - | 60,749 |
| Net loss | - | - | - | (42,742) | (42,742) |
| Balance at June 30, 2004 | 1,000 | $ 10 | $ 79,511 | $ (39,644) | $ 39,877 |

The accompanying notes are an integral part of these financial statements.

## Mewbourne Securities, Inc.
### Statements of Cash Flows
### For the Year Ended June 30, 2004

| | | 2004 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (42,742) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Deferred tax expense | | 281 |
| Loss on expired warrants | | 825 |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | (355) |
| Accounts payable, affiliate | | 8,703 |
| Net cash used in operating activities | | (33,288) |
| Cash flows from financing activities: | | |
| Capital contribution | | 60,749 |
| Net cash provided by financing activities | | 60,749 |
| Net change in cash and cash equivalents | | 27,461 |
| Cash and cash equivalents, beginning of period | | 19,163 |
| Cash and cash equivalents, end of period | $ | 46,624 |

During the year ended June 30, 2004, the Company did not pay any income taxes.

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Significant Accounting Policies

### Organization

Mewbourne Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Texas corporation that is a wholly-owned subsidiary of Mewbourne Holdings, Inc. ("MHI"). The Company facilitates the sponsorship of interests in certain oil and gas limited partnerships. The Company does not receive any fees in performing this function.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue

Revenue consists of interest income earned on a money market account.

### Cash and Cash Equivalents

The Company considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents.

### Other Assets

During 2000, in connection with the NASDAQ offering, the Company as a member of the NASD exercised its right to acquire warrants to purchase common stock in the NASDAQ market. The warrants were purchased for $3,300, are currently valued at $1,650 and are presented as Other Assets in the accompanying Statements of Financial Condition. In accordance with the provisions of Rule 15c3-1, this amount has been excluded from the computation of net capital as defined.

## 2. Income Taxes

In accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," the Company calculates its income tax provision (benefit) as if it were a separate tax paying entity. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At June 30, 2004, the Company had a deferred tax asset of $562 attributable to the loss on expired warrants. The Company believes it is more likely than not that the deferred tax asset will not be realized by the Company. As a result, during the year ended June 30, 2004, the Company recorded a valuation allowance of $562 against the deferred tax asset.

The components of Federal income tax expense for the year ended June 30, 2004 are as follows:

| | | 2004 |
|---|---|---|
| Increase in valuation allowance | $ | 562 |
| Deferred income benefit | | (281) |
| | $ | 281 |

The tax rate does not differ from the statutory rate as there are no permanent differences except for the increase in the valuation allowance of $562.

## 3. Net Capital Requirements

Pursuant to the net capital provisions of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2004 the Company had net capital of $37,872 and a minimum net capital requirement of $5,000.

The Company's net capital ratio (aggregate indebtedness to net capital) at June 30, 2004 approximated 0:1. The Company is required to maintain a net capital ratio of 15:1 or less.

## 4. Related Party Transactions

Mewbourne Oil Company (MOC), an affiliate, provides a variety of services to the Company. Prior to July 1, 2003, the Company had no obligation to repay MOC for these services. Beginning July 1, 2003, MOC began to charge the Company for overhead reimbursements as well as accounting and other office services.

During the year ended June 30, 2004, the Company reimbursed MOC for overhead costs of $432 and office services of $3,050. Such reimbursements are included in Office Services on the Statement of Operations.

Prepaid Expenses at June 30, 2004 consisted entirely of advanced overhead reimbursements the Company has paid to MOC. Accounts Payable, affiliate, at June 30, 2004, consisted entirely of reimbursements owed to MOC for expenses MOC paid on behalf of the Company.

## 5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended June 30, 2004 and 2002. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

# SUPPLEMENTAL DATA

## Mewbourne Securities, Inc.
### Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
### June 30, 2004

The computation of Net Capital as of June 30, 2004 under Rule 15c3-1 of The Securities and Exchange Commission is as follows:

| | | 2004 |
|---|---|---|
| Total ownership equity qualified for net capital | $ | 39,877 |
| Less non-allowable assets: | | |
| Other assets | | (1,650) |
| Prepaid expenses | | (355) |
| Net capital | | 37,872 |
| Less net capital requirement | | (5,000) |
| Excess net capital | $ | 32,872 |

**Statement Pursuant to Paragraph (D)(4) of Rule 17a-5**

This computation of net capital pursuant to Rule 15c3-1 differs from the corresponding net capital amount prepared by Mewbourne Securities, Inc. and included in the Company's Part II (unaudited) FOCUS report as of June 30, 2004 by $8,707. The difference is primarily attributable to accrued consulting fees not included in the Focus report.

## Mewbourne Securities, Inc.
### Statement of Omitted Supplemental Data
### June 30, 2004

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Mewbourne Securities, Inc. claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(i).

# PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

To the Board of Directors of
Mewbourne Securities, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Mewbourne Securities, Inc. (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 20, 2004